

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 16, 2007

By Facsimile and U.S. Mail

Mr. Warren McIntyre
Chief Financial Officer
Evolving Gold Corp.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia, Canada V6E 4B3

> **Re:** **Evolving Gold Corp.**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed November 1, 2006**
> **Response Letter Dated April 2, 2007**
> **File No. 000-50953**

Dear Mr. McIntyre:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 2, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 5B. Liquidity and Capital Resources, page 41

Critical Accounting Policies, page 43

1. We note your response to comment two of our letter dated March 21, 2007 which indicates that mineral rights are capitalized and property acquisition costs are expensed under US GAAP. Please tell us the nature of the property acquisition costs and specify why they are not deemed mineral rights as defined by EITF 04-02.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief